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CLIENT/MATTER NUMBER
099654-0102

March 24, 2015

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628

Re:         Biglari Holdings Inc.
Definitive Additional Materials on Schedule 14A
Filed March 18, 2015 by Nicholas J. Swenson et al.
File No. 000-08445

Dear Ms. Piland Posil:

We are writing this letter on behalf of the Groveland Group.  The Groveland Group consists of the following (collectively, the “Groveland Group”): Groveland Master Fund Ltd. (formerly known as Groveland Hedged Credit Master Fund Ltd.), Groveland Hedged Credit Fund LLC, Groveland Capital LLC, Nicholas J. Swenson, and Seth G. Barkett.  The Groveland Group and the following individuals are participants in the Groveland Group’s solicitation to elect six directors to the board of directors of Biglari Holdings Inc. (the “Company” or “BH”): Thomas R. Lujan, James W. Stryker, Stephen J. Lombardo III, and Ryan P. Buckley.

Set forth below are the Groveland Group’s responses to the March 19, 2015 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Definitive Additional Materials on Schedule 14A referenced above.  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Groveland Group’s responses (in regular type).  Defined terms not otherwise defined herein have the meaning ascribed to them in the definitive proxy statement.

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 24, 2015

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief.  Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis.  Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

●	“The Company’s strategic direction ... is driving unprofitable sales growth.” (page 2)

●	“ ... Mr. Biglari is hurting his franchisees.” (page 3)

●
“Mr. Biglari and the board consider shareholder-friendly actions when it is convenient for them to do so (when they need shareholder votes) and seem to circumvent shareholders when shareholder interests are in conflict with Mr. Biglari’s.” (page 3)

●	“Mr. Biglari and the board are trying to hide the Company’s ballooning G&A expenses behind the veil of the franchising initiative.” (page 9)

Response: As requested, the Groveland Group will qualify such statements as its belief in future filings.  Also, as requested, set forth below is supplemental support for the referenced statements.

1)	“The Company’s strategic direction, charted by Mr. Biglari, is driving unprofitable sales growth.” Page 2

It is evident from the annual and quarterly reports of BH that sales are increasing at BH, but operating income or EBIT is declining.  In fiscal 2011, BH reported generating $52.5 million of operating income or EBIT (a 7.4% margin).  Over the last twelve months, the Company reported earning only $12.6 million (a 1.5% margin), a decline of 76.0%.

2)	“Not only is Biglari Holdings underperforming, but Mr. Biglari is hurting his franchisees.” Page 3

Based on our financial research and conversations with Steak n Shake franchisees, it is evident that franchisees are being hurt by policies put in place by Mr. Biglari.  Franchisees pay royalties based on gross sales, not net profit.  Mr. Biglari is driving same-store sales growth by mandating below market prices and a broad menu offering.  Because food and labor costs are increasing, franchisees are having difficulty making a profit on each additional sales dollar, especially after the royalty paid to Steak n Shake.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 24, 2015

3)
“Mr. Biglari and the board consider shareholder-friendly actions when it is convenient for them to do so (when they need shareholder votes) and seem to circumvent shareholders when shareholder interests are in conflict with Mr. Biglari’s.” Page 3

As best the Groveland Group can tell from BH’s public filings, the significant shareholder friendly actions that BH references in its filings were taken after the Groveland Group announced its intent to nominate directors.  This fits with past actions.  Based on BH’s public filings and ISS reports, when BH first submitted Mr. Biglari’s Incentive Agreement for shareholder approval, ISS and other institutional investors found it to be unfriendly to shareholders and would not to vote to approve it.  After it became clear shareholders would not approve the Incentive Agreement in its original form, BH revised the Incentive Agreement to include more shareholder friendly terms and agreed to sale BCC to BH, and this persuaded shareholders to vote in favor of the Incentive Agreement.

As referenced above, Mr. Biglari’s circumvention of shareholders is shown by the sale of BCC back to Mr. Biglari, as discussed in the proxy statement, and summarized below.

In April 2010, Mr. Biglari sold BCC, the general partner of The Lion Fund, L.P. to BH for approximately $4.2 million, as part of his effort to persuade BH’s shareholders to approve his 2010 incentive compensation plan—since he would be running both the fund and the restaurant business. The board’s Governance, Compensation, and Nominating Committee claimed that, “Mr. Biglari should focus on BH’s long-term success. The potential for conflicts of interest arising over Mr. Biglari’s compensation arrangement with BCC should be nullified. Potential conflicts are mitigated and/or avoided by the consolidation of Mr. Biglari’s sources of income under a single compensation program.” (Source: BH Schedule 14A filed 9/29/10). Shareholders approved a compensation plan in 2010 that limited Mr. Biglari’s annual incentive compensation to $10 million.

Then in July 2013, without shareholder approval (as it was not mandatorily required), Mr. Biglari arranged to buy BCC, the General Partner of The Lion Fund, L.P. and The Lion Fund II, L.P., back from BH for $1.7 million ($2.5 million less than the price BH had paid for BCC three years earlier), even though BCC was managing more outside capital in the Lion Funds and had generated about $6.0 million of after-tax cash earnings for shareholders during the roughly three years it was owned by BH.  Furthermore, during the three months following the sale of BCC to Mr. Biglari, a total of $377.6 million was transferred from BH to the Lion Funds by Mr. Biglari. An additional $174.4 million was transferred from BH to the Lion Funds by Mr. Biglari in fiscal 2014. BCC (wholly-owned by Mr. Biglari) generates an incentive fee totaling 25% of profits above a 6% hurdle rate on BH’s invested capital – there is no incentive cap (there is an incentive cap in Mr. Biglari’s Incentive Agreement, one of the shareholder friendly features added to help obtain the vote).  There is also shared services agreement between BH and BCC that cost BH an additional $1.6 million in fiscal 2014. These investments are subject to a rolling five-year lock-up period under the terms of the respective limited partnership agreements, agreements that are not publicly available.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 24, 2015

As a result of BH selling BCC back to Mr. Biglari in 2013, which was done without shareholder input, Mr. Biglari now has the opportunity to continue to receive his compensation from BH, while also receiving incentive fees for managing the assets of the Lion Funds, with a full 88.3% of those assets being made up of BH’s assets that Mr. Biglari himself allocated to the Lion Funds. The public record contains no filings related to BH soliciting shareholder approval (input) regarding the sale of BCC back to Mr. Biglari. So, one end result of the sale of BCC back to Mr. Biglari is increased compensation to Mr. Biglari, and shareholder approval (input) was not solicited for this increase.  This despite the fact that when Mr. Biglari’s Incentive Agreement was put in place, the Governance, Compensation and Nominating Committee capped the payments that Mr. Biglari could receive under the Incentive Agreement.  The Committee also explained that it would look out for shareholders’ interests in connection with the Incentive Agreement, as the Committee “has sole authority for monitoring and administering the Incentive Agreement. This official permission includes final authority over the calculation of adjusted book value and incentive payments. The Committee may also recommend amendments to the Incentive Agreement. Any amendment that would materially increase the benefits to Mr. Biglari, including any amendment that would reasonably be expected to increase his incentive compensation, must be approved by shareholder vote.” [emphasis added] (Source: BH Schedule 14A filed 9/29/2010)

4)	“Mr. Biglari and the board are trying to hide the Company’s ballooning G&A expenses behind the veil of the franchising initiative.” Page 9

The financial performance of the Company’s operating businesses, based on BH’s public filings, has deteriorated significantly over a 1-year, 3-year, and 5-year timeframe, even in the midst of what seems to be an improving economy where many restaurant companies are experiencing significant top and bottom-line growth.  According to BH’s earnings release for the quarter ending December 31, 2014, BH generated operating income of just $12.6 million (a margin of 1.5%) over the last twelve months.  The Company’s operating income declined from $20.7 million in fiscal 2013 (a 2.7% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decline of 30.9% (fiscal 2014 ending 9/24/14).  Over the past three fiscal years, the Company’s operating income has fallen from $52.5 million in fiscal 2011 (a 7.4% margin) to $14.3 million in fiscal 2014, a decrease of 72.8%.  Over a 5-year period, BH’s operating income has fallen from $20.9 million in fiscal 2009 (a 3.3% margin) to $14.3 million in fiscal 2014, a decline of 31.6%.

This underperformance appears to be, in part, a result of ballooning consolidated Selling, General and Administrative (“SG&A”) expenses.  Based on BH's public filings, the Company’s SG&A expenses have increased from approximately $70.0 million in fiscal 2009 (11.1% of revenue) to $128.5 million in fiscal 2014 (16.2% of revenue), an increase of 83.6% over a 5-year period and a compound annual growth rate or CAGR of 12.9%.  The median consolidated SG&A expenses for the Company’s peer group was 10.0% of revenues for the same time period.  We note that BH would have saved approximately $49.3 million in fiscal 2014 if its consolidated SG&A expenses had been equivalent to the median of its peer group.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 24, 2015

BH indicates that the franchising initiative is driving the increase in G&A expenses, but BH does not provide details or support for this claim.  Based on the public record described above, it does not appear the franchising initiative is the primary cause of such increasing expenses, as the timing and amounts of the franchising initiative do not appear to support such a claim.

*******

If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Nicholas P. Panos
  U.S. Securities & Exchange Commission